Exhibit 99.6

PERDIGÃO S. A.

CNPJ nº 01.838.723/0001-27

A PUBLIC HELD COMPANY

CALL NOTICE FOR

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDER´S MEETING

The Shareholders of Perdigão S. A. (“Company”) are hereby invited to the Ordinary and Extraordinary General Shareholders Meeting to be held on April 30 2008 at 11:00 a.m. at the company’s registered offices at Av. Escola Politécnica, 760 in the city and state of São Paulo to deliberate on the following agenda of the day:

1.	To examine and vote on the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31 2007 and to deliberate on the allocation of the result;
2.	Ratify the distribution of remuneration to the shareholders in accordance with the resolution of the Board of Directors;
3.	Deliberate upon the proposal to amend subsection 4 of Article 32 of the Company’s Bylaws, modifying the constitution of the reserve for expansion.
4.

Ratify the increases in capital approved within the authorized capital by the meetings of the Board of Directors held on December 18 2007, January 14 2008 and February  21 2008, with respect to confirmation of the public subscription for incorporation of shares with the resulting statutory amendment (caption sentence of Article 5 of the Bylaws);

5.	Election of 1 member to the Board of Directors;
6.	Election of the Fiscal Council/Audit Committee;
7.	Establish the annual and global compensation for management and the Fiscal Council;
8.	Ratify the annual and global compensation for the management of the Perdigão Companies;
9.	Ratify the choice of the appraising company (experts) appointed by the Board of Directors for preparing the Evaluation Report of Eleva Alimentos S. A.;
10.	Approve the merger of Eleva Alimentos S. A. with Perdigão S. A.

General Instructions:

1.	The powers of attorney for representation at the Ordinary and Extraordinary General meeting must be delivered to the Company’s registered offices by 2:00 p.m. on April 24 2008;
2.	Documentation with respect to the matters to be deliberated at the General Meeting are available to shareholders at the Company’s registered offices and at the site www.perdigao.com.br/ri .

São Paulo, April 11 2008

NILDEMAR SECCHES

Chairman of the Board of Directors